Exhibit 99.15

LETTER OF CONSENT

Glenn Miller, MAusIMM
Mine Technical Superintendent, Stawell Gold Mine
Northgate Minerals Corporation

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2009 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on Stawell Gold Mine, Victoria Australia " dated October 21, 208 (the "Technical Report") and the inclusion of the Reserve and Resource Statement ("the Reserve and Resource Statement") prepared as of Dec 31, 2008 in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which is included in the Annual Report.

March 30, 2009

By: /s/Glenn Miller Glenn Miller, MAusIMM Mine Technical Superintendent, Stawell Gold Mine Northgate Minerals Corporation